EXHIBIT 21.1

Subsidiaries of the Registrant

Lexaria CanPharm ULC, a British Columbia Canada unlimited liability corporation

PoViva Corp., a Nevada corporation

Lexaria Hemp Corp., a Delaware corporation

Lexaria Nicotine LLC, a Delaware limited liability corporation

Lexaria CanPharm Holding Corp., a Nevada corporation

Lexaria Pharmaceutical Corp., a Delaware corporation

Kelowna Management Services Corp., a British Columbia corporation